March 25, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Joshua Shainess, Legal Branch Chief
Matthew Crispino, Staff Attorney

Re:	Magallanes, Inc.

Form 10-12G

File No. 000-56394

Ladies and Gentlemen:

Pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), Magallanes, Inc. (the “Company”) hereby respectfully requests that the effective date of its Registration Statement on Form 10 (Commission File No. 000-56394) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on March 28, 2022, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Patrick S. Brown of Sullivan & Cromwell LLP, at (310) 712-6603, with written confirmation sent by email to brownp@sullcrom.com and to the Company by mail, when practicable, to the address listed on the cover of the Registration Statement.

Sincerely,

MAGALLANES, INC.

By	/s/ Debra L. Dial
	Name:	Debra L. Dial
	Title:	Senior Vice President, Controller and Chief Accounting Officer